Exhibit 2.1
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ASSET PURCHASE AGREEMENT
between
AMERICAN MEDICAL SYSTEMS, INC.
and
CONCEPTUS, INC.
Dated as of September 30, 2009

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ARTICLE 6 SURVIVAL AND INDEMNIFICATION		21
6.1	Survival	21
6.2	Indemnification by Purchaser	21
6.3	Indemnification by Parent	22
6.4	Indemnification Procedures	22
6.5	Exclusive Remedy; Limitation of Remedy	24
6.6	Characterization of Indemnification Payments	24
6.7	Computation of Losses Subject to Indemnification	24
6.8	Limitations on Liability	24
6.9	Mitigation	24
6.10	Waiver of Conditions; Indemnity	24

ARTICLE 7 MISCELLANEOUS		25
7.1	Notices	25
7.2	Specific Performance	26
7.3	Amendment; Waiver	26
7.4	Assignment	26
7.5	Entire Agreement	26
7.6	Fulfillment of Obligations	26
7.7	Parties in Interest	26
7.8	Public Disclosure; Confidential Information	27
7.9	Expenses	28
7.10	Schedules	28
7.11	Governing Law	28
7.12	Waiver of Jury Trial	28
7.13	Counterparts	29
7.14	Headings	29
7.15	Severability	29

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List of Schedules

1.1 (a)	Excluded Names, Logo and Marks
1.1 (b)	Other Excluded Assets
1.1 (c)	Knowledge of Parent
1.1 (d)	Permitted Encumbrances
2.1 (a)(i)	Assumed Contracts
2.1 (a)(ii)	Purchased IP Rights
2.3	Allocation of Purchase Price
3.3	Required Third Party Consents
3.4	Required Governmental Consents
3.5	Pending or Threatened Litigation
3.6	Compliance with Laws
3.7	Product Registrations
3.8(a)	Material Contracts
3.9	Intellectual Property
3.11	Taxes
4.5	Purchaser Required Governmental Consents
List of Exhibits

A	Form of Bill of Sale
B	Form of Assignment and Assumption Agreement

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ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of September 30, 2009, by and between American Medical Systems, Inc., a Delaware corporation (“Parent”), and Conceptus, Inc., a Delaware corporation (“Purchaser”).
RECITALS:
     WHEREAS, the Asset Selling Corporations (as defined below) own the Conveyed Assets (as defined below); and
     WHEREAS, the parties hereto desire that the Asset Selling Corporations shall sell and transfer to Purchaser, and Purchaser shall purchase from the Asset Selling Corporations all of the Conveyed Assets and assume all of the Assumed Liabilities (as defined below), upon the terms and subject to the conditions set forth herein;
AGREEMENT
     NOW, THEREFORE, in consideration of the above recitals, which are hereby incorporated by reference herein, of the mutual covenants and undertakings contained herein, and subject to and on the terms and conditions herein set forth, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS AND TERMS
     1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:
     “Affiliate” shall mean, with respect to any Person, any other person directly or indirectly controlling, controlled by, or under common control with, such Person specified. The term “control” as used in the immediately preceding sentence, means the ownership of more than 50% of the shares of stock entitled to vote for the election of directors in the case of a corporation and more than 50% of the voting power in the case of a business entity other than a corporation.
     “Agreement” shall mean this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof, and all Exhibits and Schedules hereto.
     “Ancillary Agreements” shall mean the Assignment and Assumption Agreement, Bill of Sale and the assignments of patents and trademarks delivered by the Asset Selling Corporations at the Closing.
     “Allocation” shall have the meaning set forth in Section 2.3 hereof.
     “Asset Selling Corporation” shall mean, individually, Parent, AMS Research Corporation, a Delaware corporation and Ovion Inc., a Delaware corporation (collectively referred to herein as the “Asset Selling Corporations”).

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     “Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.4(b)(ii) hereof.
     “Assumed Contracts” shall have the meaning set forth in Section 2.1(a)(i) hereof.
     “Assumed Liabilities” shall have the meaning set forth in Section 2.1(c) hereof.
     “Bill of Sale” shall have the meaning set forth in Section 2.4(b)(i) hereof.
     “Claim” shall have the meaning set forth in Section 6.4 hereof.
     “Claim Notice” shall have the meaning set forth in Section 6.4 hereof.
     “Closing” shall mean the closing of the transactions contemplated by this Agreement.
     “Closing Date” shall have the meaning set forth in Section 2.4(a) hereof.
     “Code” shall mean the United States Internal Revenue Code of 1986, as amended.
     “Confidentiality Agreement” shall mean that certain letter agreement regarding confidential materials, dated June 16, 2009 between Parent and Purchaser.
     “Contract” means any contract, agreement, license, instrument, lease, or commitment, whether oral or written.
     “Conveyed Assets” shall have the meaning set forth in Section 2.1(a) hereof, it being understood that the Conveyed Assets do not include the Excluded Assets.
     “Disclosure Schedules” shall have the meaning set forth in the preamble to Article 3 hereof.
     “Excluded Assets” shall mean, with respect to any Asset Selling Corporation, (i) all cash and cash equivalents, (ii) all intercompany accounts receivable, (iii) all losses, loss carryforwards and rights to receive refunds, credits and credit carryforwards with respect to any and all Taxes, to the extent attributable to a taxable period ending on or prior to the Closing Date, including interest thereon, (iv) its corporate books and records, (v) all insurance recoveries due to it and relating to periods prior to the Closing Date, (vi) all assets of any of its employee benefit plans, (vii) the “American Medical Systems” name and logo and the other names, logos and marks listed on Schedule 1.1(a) hereto, (viii) stock, shares, units, interests and other ownership and/or equity or debt securities held by an Asset Selling Corporation in another entity, (ix) control of the attorney-client privilege with respect to any Asset Selling Corporation or its Affiliates except as related exclusively to the Purchased IP Rights, (x) all rights existing under all contracts to which any Asset Selling Corporation is a party, except for any Assumed Contracts, (xi) any Asset Selling Corporation’s rights under or pursuant to this Agreement and agreements entered into pursuant to this Agreement, (xii) any assets listed on Schedule 1.1(b) hereto, and (xiii) any

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other assets not specifically listed and identified on Schedule 2.1(a) or described in Section 2.1(a)(iii).
     “Excluded Liabilities” shall have the meaning set forth in Section 2.1(d) hereof.
     “Governmental Authority” shall mean any supranational, national, federal, state or local judicial, legislative, executive or regulatory authority.
     “Governmental Authorization” shall mean all licenses, permits, certificates and other authorizations and approvals required to own the Conveyed Assets as owned as of the date of this Agreement under applicable Law.
     “Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
     “Income Tax” or “Income Taxes” shall mean all Taxes based upon, measured by, or calculated with respect to (i) gross or net income or gross or net receipts or profits (including, but not limited to, any capital gains, minimum taxes and any Taxes on items of tax preference, but not including sales, use, real or personal property transfer or other similar Taxes), (ii) multiple bases (including, but not limited to, corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based, measured by, or calculated with respect to is described in clause (i) above, or (iii) withholding taxes measured by, or calculated with respect to, distributions (other than wages).
     “Indemnified Parties” shall have the meaning set forth in Section 6.3(a) hereof.
     “Indemnifying Party” shall have the meaning set forth in Section 6.4 hereof.
     “Intellectual Property” shall mean (i) national and multinational statutory invention registrations, patents and patent applications, including all renewals, reissues, divisions, substitutions, continuations, continuations-in-part, extensions and reexaminations and all foreign counterparts thereof, registered or applied for in the United States and all other nations throughout the world (“Patents”), (ii) trademarks, service marks, trade dress, logos, slogans, 800 numbers, domain names, URLs, trade names, service names and corporate names (whether or not registered) in the United States and all other nations throughout the world, including all variations, derivations, and combinations thereof, and all registrations and applications for registration or renewals of the foregoing and all goodwill associated therewith (“Trademarks”), (iii) copyrights and rights under copyrights (whether or not registered) and registrations and applications for registration or renewals thereof in the United States and all other nations throughout the world, including all derivative works, regardless of the medium of fixation or means of expression (“Copyrights”), (iv) trade secrets and, whether or not confidential, business information (including pricing and cost information, business and marketing plans and customer and supplier lists), know-how (including manufacturing and production processes and techniques and research and development information), inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications, and all improvements thereto (“Trade Secrets”), (v) industrial designs (whether or not registered), (vi) rights in

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databases and data collections (including knowledge databases, customer lists and customer databases) in the United States and all other nations throughout the world, whether registered or unregistered, and any applications for registration therefor, (vii) all rights in all of the foregoing provided by treaties, conventions and common law, (viii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing, and (ix) any other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction.
     “IRS” shall mean the Internal Revenue Service of the United States.
     “Knowledge of Parent” shall mean, and shall be restricted to, the actual knowledge of only those Persons that are listed on Schedule 1.1(c) hereto, and the knowledge of facts of which such Persons have received notice in writing.
     “Laws” shall include any federal, state, foreign or local law, statute, ordinance, rule, regulation, order, injunction, judgment or decree.
     “Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.
     “Liens” shall mean any lien, security interest, mortgage, charge or similar encumbrance.
     “Losses” shall have the meaning set forth in Section 6.2 hereof.
     “Material Contracts” shall have the meaning set forth in Section 3.8(a) hereof.
     “Notice Period” shall have the meaning set forth in Section 6.4 hereof.
     “Parent” shall have the meaning set forth in the heading of this Agreement.
     “Permits” shall have the meaning set forth in Section 3.6(b) hereof.
     “Permitted Encumbrances” shall mean (i) all liens, security interests, mortgages, charges or encumbrances set forth on Schedule 1.1(d) hereto, (ii) such liens, charges or encumbrances and other imperfections of title as do not individually or in the aggregate materially detract from the value or impair the use of the property subject thereto, or (iii) liens for Taxes not yet due or which are being actively contested in good faith by appropriate proceedings.
     “Person” shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization.
     “Pre-Closing Taxable Period” shall mean any Tax period ending on or before the Closing Date and that portion of any Straddle Taxable Period ending on the Closing Date.
     “Product Registrations” shall have the meaning set forth in Section 3.7 hereof.

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     “Purchase Price” shall have the meaning set forth in Section 2.2 hereof.
     “Purchased IP Rights” shall have the meaning set forth in Section 2.1(a)(ii) hereof.
     “Purchaser” shall have the meaning set forth in the heading of this Agreement and shall include its Affiliates.
     “Purchaser Indemnified Parties” shall have the meaning set forth in Section 6.3(a) hereof.
     “Restricted Business” shall have the meaning set forth in Section 5.7 hereof.
     “Restricted Period” shall have the meaning set forth in Section 5.7 hereof.
     “Seller Indemnified Parties” shall have the meaning set forth in Section 6.2(a) hereof.
     “Settlement and License Agreement” shall have the meaning set forth in Section 5.8 hereof.
     “Straddle Taxable Period” shall have the meaning set forth in Section 5.5(b) hereof.
     “Tax” or “Taxes” shall mean all taxes, charges, duties, fees, levies or other assessments, including but not limited to, income, excise, property, sales, value added, profits, license, withholding (with respect to compensation or otherwise), payroll, employment, net worth, capital gains, transfer, stamp, social security, environmental, occupation and franchise taxes, imposed by any Governmental Authority, and including any interest, penalties and additions attributable thereto.
     “Tax Return” or “Tax Returns” shall mean any return, report, declaration, information return or claim for refund filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax, including any schedule or attachment thereto and any amendment thereof.
     “Technology” shall mean copies and tangible embodiments of Intellectual Property, whether in electronic, written or other media, including software, technical documentation, specifications, designs, bills of material, build instructions, test reports, schematics, algorithms, formulae, databases, lab notebooks, invention disclosures, processes, prototypes, samples, studies, or other know-how and other works of authorship contained therein.
     “Treasury Regulations” means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).
     1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

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1.3	Other Definitional Provisions.
     (a) The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
     (b) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.
     (c) The terms “dollars” and “$” shall mean United States dollars.
     (d) The terms “include” and “including” and variations thereof are not limiting and shall be deemed to be followed by the words “without limitation.”
     (e) References to statutes shall include all regulations promulgated thereunder and references to statues or regulations shall be construed as including all statutory and regulatory provisions, consolidating, amending or replacing the statute or regulations.
     (f) References to “license” or “licenses” shall include “sublicense” or “sublicenses” as applicable.
     (g) The parties participated jointly in the negotiation and drafting of this Agreement and the language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent. If an ambiguity or question of intent or interpretation arises, then this Agreement will accordingly be construed as drafted jointly by the parties to this Agreement, and no presumption or burden of proof will arise favoring or disfavoring any party to this Agreement by virtue of the authorship of any of the provisions of this Agreement.
     (h) The schedules and exhibits to this Agreement are a material part hereof and shall be treated as if fully incorporated into the body of this Agreement.
ARTICLE 2
PURCHASE AND SALE
2.1	Purchase and Sale of Conveyed Assets and Assumption of Liabilities.
     (a) On the terms and subject to the conditions set forth herein, at the Closing, Parent agrees to sell, convey, assign and transfer, and agrees to cause the Asset Selling Corporations to sell, convey, assign and transfer, to Purchaser, and Purchaser agrees to purchase, acquire and accept from the Asset Selling Corporations, free and clear of all Liens, other than Permitted Encumbrances, all of the right, title and interest of the Asset Selling Corporations in and to the assets, properties and rights identified and listed on Schedule 2.1(a) for each of the categories set forth in the following clauses but with the exception of the Excluded Assets (collectively, the “Conveyed Assets”):
          (i) the contracts, licenses, agreements and commitments set forth on Schedule 2.1(a)(i) (“Assumed Contracts”); provided, however, notwithstanding anything

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herein to the contrary, with regard to the conveyance, assignment and transfer of that certain Agreement between Parent and Steve Tremulis dated July 29, 2005 (the “Tremulis Agreement”) and that certain Agreement between Parent and Jeff Callister dated July 29, 2005 (the “Callister Agreement”), such conveyance, assignment and transfer shall only apply with respect to Parent’s rights under Sections 8, 9(b) and 9(c) of such agreements and only to the extent such rights relate to the Conveyed Assets identified in Section 2.1(a)(ii) and Section 2.1(a)(iii) (for purposes of clarification, Parent is not conveying, assigning or transferring (A) any obligations or liabilities under such agreements, or (B) any rights under Sections 8, 9(b) and 9(c) of such agreements with respect to matters unrelated to the Conveyed Assets identified in Section 2.1(a)(ii) and Section 2.1(a)(iii));
          (ii) all rights to the Intellectual Property and Technology owned by the Asset Selling Corporations set forth on Schedule 2.1(a)(ii), and all of the Asset Selling Corporations’ rights to the Intellectual Property and Technology licensed to the Asset Selling Corporations set forth on Schedule 2.1(a)(ii) (collectively, the “Purchased IP Rights”);
          (iii) all tangible and electronic copies of the Technology listed in to Schedule 2.1(a)(ii) and included in the Purchased IP Rights, all patent prosecution files relating to the Purchased IP Rights, all business and financial records, files, books and documents (whether in hard copy or computer format), in each case in the possession of or within the control of the Asset Selling Corporations, only to the extent relating exclusively to the Conveyed Assets; provided, however, that the Asset Selling Corporations may redact any information not exclusively related to the Conveyed Assets.
     (b) Notwithstanding anything to the contrary contained in this Agreement or in any other agreement described herein, all risk of loss or damage with respect to the Conveyed Assets shall pass to Purchaser and Purchaser’s Affiliates upon the Closing, and Parent and the Asset Selling Corporations shall not be liable for any loss or injury to the Conveyed Assets thereafter, except as explicitly provided in Article 6 hereof. Purchaser shall, on a date mutually agreed to by Purchaser and Parent, and in any event within thirty (30) days following the Closing, retrieve any tangible Conveyed Assets from Parent’s facility located at 10700 Bren Road West, Minnetonka, MN. Parent shall be permitted to retain a copy of all tangible Conveyed Assets for evidentiary purposes.
     (c) Parent shall continue to pay and cause to be paid, and perform and discharge when due or cause to be performed and discharged when due, all Liabilities of Parent and the Asset Selling Corporations to the extent relating to or arising from the Conveyed Assets, arising prior to the Closing and whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable as of the Closing; provided however that Purchaser (and not the Asset Selling Corporations) hereby assumes and agrees to pay and be responsible, except as explicitly provided otherwise in Article 6 hereof, for (i) all lawsuits or other proceedings arising after the Closing, solely to the extent resulting exclusively from the use or ownership of the Conveyed Assets on or after the Closing, and (ii) all Liabilities arising from the

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development,manufacture, distribution or sale of any product by or on behalf of Purchaser, including warranty obligations (the “Assumed Liabilities”).
     (d) Notwithstanding any provision in this Agreement or any other writing to the contrary, other than the Assumed Liabilities, Purchaser is not assuming any Liabilities of the Asset Selling Corporations, and Parent and/or the other applicable Asset Selling Corporations shall be responsible for the satisfaction or discharge of such Liabilities, including the following (collectively, the “Excluded Liabilities”): (i) Liabilities resulting from indebtedness for borrowed money; (ii) Liabilities for which the Asset Selling Corporations expressly have responsibility pursuant to the terms of this Agreement; (iii) Liabilities associated with the Excluded Assets; (iv) intercompany Liabilities; (v) except for any Taxes specifically allocated to Purchaser pursuant to Sections 5.5(a) and 5.5(b), any Liability for Taxes of the Asset Selling Corporations, or otherwise imposed on the Conveyed Assets with respect to any Pre-Closing Taxable Period, including any Liability of the Asset Selling Corporations for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise; (vi) Liabilities to Employees (it being understood that Purchaser is not hiring any Employees in connection with this Agreement) of or consultants to the Asset Selling Corporations; (vii) Liabilities of the Asset Selling Corporations to vendors and suppliers in respect of clinical studies or other activities relating to the Conveyed Assets; (viii) any Liability of the Asset Selling Corporations to McAndrews, Held & Malloy, Ltd. (the “McAndrews Firm”) pursuant to (A) the Fee Agreement by and among the McAndrews Firm, Ovion, Inc., William S. Tremulis and Jeffrey P. Callister dated August 16, 2002 and (B) the Termination and Release Agreement by and among the McAndrews Firm, Ovion Inc. and Parent dated September 17, 2009; (ix) any Liabilities of the Asset Selling Corporations arising under the Agreement and Plan of Merger by and among Parent, Oak Merger Corp., Ovion Inc., William S. Tremulis and Jeffrey P. Callister, dated June 3, 2005 (the “Merger Agreement”); and (x) any Liabilities of the Asset Selling Corporations arising under the Settlement, Waiver and Release Agreement by and among Parent, Ovion Inc., W. Stephen Tremulis, Jeffrey P. Callister, Denise S. Harges, and the Stockholders dated September 1, 2009 (the “September 2009 Settlement Agreement”). For the avoidance of doubt, Purchaser is acquiring solely the Conveyed Assets and is not acquiring any business, operations or product lines from the Asset Selling Corporations.
     2.2 Purchase Price. In consideration of the sale and transfer of the Conveyed Assets, Purchaser shall pay to Parent (for itself and as agent for the benefit of the Asset Selling Corporations) at Closing, in accordance with the provisions of this Agreement, Twenty-Three Million Six Hundred Thirty-Four Thousand Dollars ($23,634,000) in cash (the “Purchase Price”), by wire transfer of immediately available funds to an account or accounts designated by Parent, which shall be allocated among the Conveyed Assets as described in Section 2.3 below.
     2.3 Allocation of Purchase Price; Withholding. Parent, the Asset Selling Corporations, and Purchaser have agreed to the allocation of the Purchase Price among the Conveyed Assets as set forth in Schedule 2.3 (the “Allocation”). Each of Parent and the Asset Selling Corporations on the one hand and Purchaser on the other shall (a) be bound by the Allocation for purposes of determining any Taxes, (b) prepare and file, and cause its Affiliates to

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prepare and file, its Tax Returns on a basis consistent with the Allocation, and (c) take no position, and cause its Affiliates to take no position, inconsistent with the Allocation on any applicable Tax Return or in any proceeding before any taxing authority or otherwise; provided, however, that nothing contained herein shall prevent Purchaser or the Asset Selling Corporations from settling any proposed deficiency or adjustment by any taxing authority based upon or arising out of the Allocation, and neither Purchaser nor any Asset Selling Corporation shall be required to litigate before any court any proposed deficiency or adjustment by any taxing authority challenging such Allocation. In the event that the Allocation is disputed by any taxing authority, the party receiving notice of the dispute shall promptly notify the other party hereto concerning resolution of the dispute. Parent, each of the Asset Selling Corporations, and Purchaser acknowledge that the Allocation was done at arm’s length based upon a good faith estimate of fair market values in accordance with the requirements of the Code.
2.4 Closing; Delivery and Payment.
     (a) The Closing shall take place at the offices of Fredrikson & Byron, P.A. in Minneapolis, Minnesota at 10:00 A.M., Central time, as of the date first set forth above, or at such other time and place as the parties shall mutually agree. The date on which the Closing occurs is called the “Closing Date.” The Closing shall be deemed to occur and be effective as of the close of business on the Closing Date.
     (b) At the Closing, Parent shall, and, as applicable, shall cause the Asset Selling Corporations to, deliver to Purchaser:
          (i) a bill of sale for the Conveyed Assets that are tangible personal property, in the form attached hereto as Exhibit A (the “Bill of Sale”), executed by the Asset Selling Corporations;
          (ii) an assignment agreement for the Conveyed Assets that are intangible personal property, in the form attached hereto as Exhibit B, which assignment shall also contain Purchaser’s undertaking and assumption of the Assumed Liabilities (the “Assignment and Assumption Agreement”), executed by the Asset Selling Corporations;
          (iii) assignments of Purchased IP Rights, each executed by the applicable Asset Selling Corporations in a form provided by Purchaser prior to Closing;
          (iv) copies of the resolutions (or local equivalent) of the board of directors (or local equivalent) of each Asset Selling Corporation authorizing and approving the transactions contemplated herein; and
          (v) copies of releases pursuant to UCC-3’s, as applicable, or otherwise, of all Liens held by CIT Healthcare LLC, as Collateral Agent, with respect to the Conveyed Assets.
     (c) At the Closing, Purchaser shall deliver to the Parent (for itself and as agent for the benefit of the Asset Selling Corporations):

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          (i) the Purchase Price and the Royalty Payment by wire transfer in immediately available funds to one or more accounts specified in writing by Parent on or prior to the Closing Date;
          (ii) the Assignment and Assumption Agreement, executed by Purchaser; and
          (iii) copies of the resolutions of the board of directors or committee thereof of Purchaser authorizing and approving the transactions contemplated herein.
     2.5 License Grant. Parent, on behalf of itself and its Affiliates, hereby grants Purchaser the non-exclusive, perpetual, irrevocable, non-transferable (except as specifically set forth below), fully-paid, royalty-free right and license, without the right of sublicense, to the Licensed Patents to use, make, have made, offer to sell, sell and import products (including stents and stent-like devices) for transcervical sterilization, and to perform procedures for transcervical sterilization. Purchaser may not transfer or assign the license granted in this Section 2.5, in whole or in part, by operation of law, or otherwise, without the prior written consent of Parent, such consent to be granted or withheld in its sole discretion. Notwithstanding the foregoing, Purchaser may assign or transfer this license, in whole but not in part, to an acquiror in any merger, or acquisition or sale of all or substantially all of the assets, of Purchaser, without the prior written consent of Parent. Purchaser shall provide prompt written notice to Parent of any such assignment or transfer. For the avoidance of doubt, Parent and its Affiliates make no representations or warranties, express or implied, regarding the Licensed Patents, and Parent shall have no obligation or duty to disclose any Licensed Patent to Purchaser, or provide Purchaser with a copy of any Licensed Patent. For purposes of this Section 2.5, “Licensed Patents” means Patents: (a) that are owned by Parent or its Affiliates on the Closing Date; (b) that have a first effective filing date on or before the Closing Date; (c) that contain claims that cover products (including stents and stent-like devices) for transcervical sterilization, or procedures for transcervical sterilization; (d) that are not included in the Conveyed Assets; and (e) for which Parent or its Affiliate has, as of the Closing Date, the right to grant to Purchaser the license set forth in this Section. Also, for purposes of this Section 2.5, Affiliate shall not include any Person that was not an Affiliate of Parent as of the Closing Date.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT
     Parent hereby represents and warrants to Purchaser that the statements contained in this Article 3 are true, correct and complete, subject to and except as otherwise expressly set forth in this Article 3 or in Parent’s Disclosure Schedules attached hereto and incorporated herein by reference (the “Disclosure Schedules”), as of the date hereof.
     3.1 Organization. Each Asset Selling Corporation is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.
     3.2 Authority; Binding Effect.
     (a) Each Asset Selling Corporation has full organizational power and organizational authority to carry on their respective businesses as they are now being

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conducted and to own the Conveyed Assets owned by it, and, with respect to Parent, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery by Parent of this Agreement and the Ancillary Agreements to which it is a party, and the performance by Parent and the other Asset Selling Corporations of their respective obligations hereunder and under Ancillary Agreements to which each is a party, have been duly authorized by all requisite corporate or organizational action, and no other corporate proceedings are required in connection with their respective execution, delivery and performance of this Agreement and the Ancillary Agreements, as applicable.
     (b) This Agreement and the Ancillary Agreements each constitutes a valid and legally binding obligation of Parent (and of each other Asset Selling Corporation that is a party thereto), enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally or by general equitable principles. Notwithstanding any contrary provision herein, no representation or warranty is made regarding the non-compete obligations hereunder or the reasonableness thereof.
     3.3 Noncontravention. Except as set forth on Schedule 3.3 of the Disclosure Schedules, the execution, delivery and performance of this Agreement and the Ancillary Agreements by Parent and each other Asset Selling Corporation to the extent it is a party thereto, and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate any provision of the certificate of incorporation, bylaws or other comparable organizational documents of such Asset Selling Corporation, (b) subject to obtaining the consents, waivers, approvals and authorizations referred to in Schedule 3.3, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any material right or obligation of such Asset Selling Corporation with respect to the Conveyed Assets under, any agreement, contract, understanding, or other instrument to which such Asset Selling Corporation is a party or to which its material assets are subject, (c) assuming compliance with the matters set forth in Sections 3.4 and 4.5, materially violate or result in a material breach of or constitute a material default under any Law or other restriction of any court or Governmental Authority to which such Asset Selling Corporation is subject, including any Governmental Authorization, or (d) result in the creation or imposition of any Lien on any Conveyed Asset, other than Permitted Encumbrances.
     3.4 Governmental Consents and Approvals. Except as set forth in Schedule 3.4 of the Disclosure Schedules, the execution, delivery and performance of this Agreement and the Ancillary Agreements by Parent and the other Asset Selling Corporations that are parties to such agreements, as applicable, do not require any material consent or approval of any Governmental Authority.
     3.5 Litigation and Claims. Except for matters arising in connection with Product Registrations (which are the subject of Section 3.7), Schedule 3.5 of the Disclosure Schedules sets forth a true, correct and complete list of every civil, criminal or administrative action, suit, hearing, proceeding or investigation pending or, to the Knowledge of Parent, threatened in

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writing against any Asset Selling Corporation with respect to the Conveyed Assets or the transactions contemplated hereby.
     3.6 Compliance with Laws.
     (a) Except for matters arising in connection with Product Registrations (which are the subject of Section 3.7) and except as listed on Schedule 3.6 of the Disclosure Schedules, to the Knowledge of Parent there are, and during the three years preceding the date of this Agreement, there have been, no material violations by any Asset Selling Corporation of applicable Laws or Governmental Orders relating to the Conveyed Assets.
     (b) To the Knowledge of Parent, each Asset Selling Corporation possesses all material permits, licenses, authorizations, certificates, exemptions and approvals of Governmental Authorities (collectively, “Permits”) necessary for the ownership of the Conveyed Assets as they are currently owned, and all such Permits are being complied with by each Asset Selling Corporation in all material respects.
     3.7 Product Registrations; Regulatory Compliance. Schedule 3.7 of the Disclosure Schedules sets forth, as of the date hereof, a list of all licenses and approvals granted to the Asset Selling Corporations with respect to the Conveyed Assets by or pending with any Governmental Authority to market any product (the “Product Registrations”). Except as set forth in Schedule 3.7 of the Disclosure Schedules, an Asset Selling Corporation is the sole and exclusive owner of the Product Registrations and has not granted any material right of reference with respect thereto.
     3.8 Material Contracts.
     (a) Schedule 3.8(a) of the Disclosure Schedules lists each of the following Contracts to which Parent and any other Asset Selling Corporation is a party, in each case relating primarily or exclusively to the field of transcervical sterilization or to the Conveyed Assets (such contracts and agreements being “Material Contracts”):
          (i) each Contract for the purchase of inventory, or other personal property with any supplier or for the furnishing of services extending beyond twelve (12) months or the terms of which provide for purchases thereunder in excess of $10,000 on an annual basis;
          (ii) all broker, distributor, dealer, manufacturer’s representative, franchise and agency Contracts;
          (iii) all Contracts relating to indebtedness for borrowed money, factoring arrangements, sale and leaseback transactions, deferred purchase price of property and other similar financing transactions with respect to which an Asset Selling Corporation is an obligor;
          (iv) all licenses and other Contracts relating to the Purchased IP Rights that require the payment of a royalty or a license fee, as well as all research and development Contracts pursuant to which any Person has been granted any license under,

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or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Purchased IP Rights;
           (v) all Contracts limiting the freedom of any Asset Selling Corporation to own or use the Conveyed Assets;
          (vi) all Contracts with a Governmental Authority;
          (vii) each joint venture or similar agreement; and
           (viii) all Contracts entered into since January 1, 2009 providing for the acquisition or disposition of any Conveyed Assets.
     (b) Except as disclosed in Schedule 3.8(b) of the Disclosure Schedules, (i) the Termination and Release Agreement by and among the McAndrews Firm, Ovion Inc. and Parent dated September 17, 2009 and the September 2009 Settlement Agreement are valid and binding on each Asset Selling Corporation that is a party thereto, and, to the Knowledge of Parent, on each other party thereto, and are in full force and effect; and (ii) no such Asset Selling Corporation is in material breach of, or default under, such agreements to which it is a party.
     (c) Notwithstanding anything in this Agreement to the contrary, none of the Asset Selling Corporations makes any representation or warranty regarding the effectiveness of any assignment or partial assignment, as applicable, or enforceability by Purchaser or its Affiliates, of any Assumed Contract.
     3.9 Intellectual Property.
     (a) The Purchased IP Rights listed on Schedule 3.9(a) constitute all patents, patent applications, registered trademarks, trademark applications, trademark registrations, registered copyrights, copyright applications and copyright registrations that are owned (whether exclusively, jointly with another Person, or otherwise) by an Asset Selling Corporation, or for which an Asset Selling Corporation has a belief that it has an ownership interest in, and which: (i) were licensed to the Purchaser under the Settlement and License Agreement by and among Ovion Inc., William S. Tremulis and Jeffrey P. Callister and Conceptus, Inc., effective October 23, 2003 (the “Settlement and License Agreement”); (ii) were acquired by Parent under the Agreement and Plan of Merger by and among American Medical Systems, Inc., Oak Merger Corp., Ovion Inc., William S. Tremulis and Jeffrey P. Callister, dated June 3, 2005; or (iii) have been developed or acquired by an Asset Selling Corporation or any other Affiliate of Parent for use primarily in stents for transcervical sterilization or stent-like devices for transcervical sterilization (collectively, the “Registered IP”). For each such listed item of Registered IP, Schedule 3.9(a) shall specify the jurisdiction in which such item of intellectual property has been registered or filed, if applicable, and the applicable application, registration or serial number. Parent has provided to Purchaser complete and accurate copies (either physical or via access) of all non-published patent applications included in the Registered IP.

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     (b) Schedule 3.9(b) accurately identifies as of the date of this Agreement (i) all Intellectual Property or Technology licensed to the Asset Selling Corporations and relating primarily to the Conveyed Assets (other than any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license, (B) is not used directly in the development or manufacturing of the products of the Business, and (C) is generally available on standard terms for less than $15,000), (ii) the corresponding Contract or Contracts pursuant to which such Intellectual Property or Technology is licensed to the Asset Selling Corporations, and (iii) whether the licenses granted are exclusive. Except pursuant to the licenses listed in Schedule 3.9(b), the Asset Selling Corporations do not have any obligation to compensate or account to any Person for the use of any of the Purchased IP Rights. No Person who has licensed Intellectual Property or Technology to the Asset Selling Corporations for use in the Conveyed Assets has ownership rights or license rights to improvements made by the Asset Selling Corporations in such Intellectual Property or Technology.
     (c) Schedule 3.9(c) accurately identifies as of the date of this Agreement each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Purchased IP Rights. The Asset Selling Corporations are not bound by, and no Purchased IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Asset Selling Corporations to use, exploit, assert, or enforce any Purchased IP Rights anywhere in the world. The Asset Selling Corporations have not transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any of the Purchased IP Rights to any Person.
     (d) The Asset Selling Corporations exclusively own all right, title, and interest to and in the Registered IP free and clear of any Liens, other than Permitted Encumbrances.
     (e) The Asset Selling Corporations exclusively own all right, title, and interest to and in, or have the transferable right to use in stents for transcervical sterilization or stent-like devices for transcervical sterilization, all Technology included in the Purchased IP Rights free and clear of any Liens, other than Permitted Encumbrances. Each Person who is or was an employee, officer, director or contractor of the Asset Selling Corporations and who is or was involved in the creation or development of any Purchased IP Rights has signed an enforceable agreement containing an assignment to the Asset Selling Corporations of all Intellectual Property in such individual’s or entity’s contribution to the Purchased IP Rights. Without limiting the foregoing, the Purchased IP Rights have been: (i) developed by employees of the Asset Selling Corporations within the scope of their employment; (ii) developed by independent contractors who have assigned their rights in the Purchased IP Rights to the Asset Selling Corporations pursuant to enforceable written agreements; or (iii) otherwise acquired by the Asset Selling Corporations from a third party who has assigned all ownership of all Purchased IP Rights it has developed on the Asset Selling Corporation’s behalf to the Asset Selling

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Corporations. Without limiting the foregoing, William S. Tremulis and Jeffrey P. Callister have each assigned all right, title and interest in and to the Purchased IP Rights.
     (f) The Registered IP has the status indicated on Schedule3.9(a). Schedule 3.9(f) sets forth a listing of all registrations, filings and payment obligations for the Registered IP due to be made to any Governmental Authority within sixty (60) days following the Effective Date. The Asset Selling Corporations and, to the knowledge of the Asset Selling Corporations, their patent counsel, have complied with their duty of candor and disclosure to the applicable Governmental Authorities with respect to all Patents included in the Purchased IP Rights and have made no material misrepresentations in the applicable patent filings.
     (g) No funding, facilities, or personnel of any governmental entity or educational institution were used, directly or indirectly, to develop or create, in whole or in part, any of the Purchased IP Rights that would impair an Asset Selling Corporation’s control of the Purchased IP Rights or would grant licenses to such entity or institution. The Asset Selling Corporations have not made any submission or suggestion to, and are not subject to any agreement with, any standards bodies or other entities that would obligate the Asset Selling Corporations to grant licenses to or otherwise impair its control of the Purchased IP Rights.
     (h) No proceedings, claims or actions have been instituted or are pending against the Asset Selling Corporations, or, to the Knowledge of Parent, are threatened, that challenge the right of the Asset Selling Corporations with respect to the use or ownership of the Purchased IP Rights. Without limiting the foregoing, no interference, opposition, reissue or reexamination proceeding is pending, or to the Knowledge of Parent threatened, in which the scope, validity, or enforceability of any of Purchased IP Rights is being contested or challenged. The Asset Selling Corporations have not received any written notice alleging (i) the invalidity of any of the Purchased IP Rights,or (ii) the infringement, misappropriation or breach of any Intellectual Property rights of others by the Asset Selling Corporations relating to stents for transcervical sterilization or stent-like devices for transcervical sterilization. The Purchased IP Rights are not subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority (other than the U.S. or other national patent office) affecting the rights of the Asset Selling Corporations with respect thereto.
     (i) Neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions or agreements contemplated by this Agreement will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Lien on, any Purchased IP Rights; or (ii) a breach of, termination of, or acceleration or modification of any right or obligation under any Contract listed in Schedules 3.9(b); or (iii) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Purchased IP Rights.
     3.10 Assets. Each Asset Selling Corporation owns, leases or has the legal right to use all of its Conveyed Assets. Each Asset Selling Corporation has good and marketable title to (or

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in the case of leased Conveyed Assets, valid leasehold interests in) all its Conveyed Assets except for Permitted Encumbrances.
     3.11 Taxes. Except as set forth in Schedule 3.11 of the Disclosure Schedules, (a) all Tax Returns that are required to be filed on or before the date hereof by or on behalf of the Asset Selling Corporations with respect to the Conveyed Assets have been filed, (b) all Taxes (whether or not shown to be due and payable on such Tax Returns) have been paid and (c) no Asset Selling Corporation is currently the beneficiary of any extension of time within which to file any such Tax Returns. There are no Tax Liens upon any of the Conveyed Assets, except for Permitted Encumbrances. Except as set forth on Schedule 3.11 of the Disclosure Schedules, no Tax Return that includes any of the Asset Selling Corporations with respect to the Conveyed Assets is currently being examined by any taxing authority, and there are no outstanding agreements or waivers extending the statute of limitations applicable to any such Tax Return.
     3.12 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or its Affiliates.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchaser hereby represents and warrants to Parent that the statements contained in this Article 4 are true, correct and complete, except as otherwise expressly set forth in this Article 4 or in the referenced schedules attached hereto and incorporated herein by reference, as of the date hereof.
     4.1 Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.
     4.2 Corporate Authorization. Purchaser has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements to which it is a party have been duly authorized by all requisite corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser are required in connection with the execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements, as applicable.
     4.3 Binding Effect. This Agreement and Ancillary Agreements to which it is a party, constitute a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
     4.4 Noncontravention. The execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate any provision of the certificate of incorporation, bylaws or other organizational documents of Purchaser, or (b) assuming compliance with the matters set forth in Sections 3.4 and 4.5, violate or result in a breach of or

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constitute a default under any Law or other restriction of any court or Governmental Authority to which Purchaser is subject, including any Governmental Authorization.
     4.5 Consents and Approvals. Other than as set forth in Schedule 4.5, the execution and delivery of this Agreement and the Ancillary Agreements by Purchaser do not and will not, require any material consent or approval of any Governmental Authority.
     4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Purchaser or its Affiliates, and in no way will any such fees or expenses be deemed an Excluded Asset or Excluded Liability.
ARTICLE 5
COVENANTS AND OTHER AGREEMENTS
     5.1 Further Assurances.
     (a) Subject and in addition to Section 2.1(b), at any time after the Closing Date, Parent shall, and, as applicable shall cause the other Asset Selling Corporations to, execute, acknowledge and deliver any further deeds, assignments, conveyances and other assurances and documents and instruments of transfer reasonably requested by Purchaser and necessary for Parent to comply with its covenants contained herein and, at Purchaser’s expense, will take any action consistent with the terms of this Agreement that may reasonably be requested by Purchaser for the purpose of assigning, transferring, granting, conveying, vesting and confirming ownership in or to Purchaser, or reducing to Purchaser’s possession, any or all of the Conveyed Assets.
     (b) If, after the Closing Date, Parent determines that any Technology (for use primarily in (i) stents for transcervical sterilization, or (ii) stent-like devices for transcervical sterilization) that it owned on the Closing Date was not included in the Conveyed Assets, then Parent shall promptly notify Purchaser of such determination, and, subject to Section 5.1(d), amend Schedule 2.1(a)(ii) to include such Technology, assign any rights in such Technology to Purchaser, and promptly deliver such Technology to Purchaser (in a manner consistent with the assignment and delivery at Closing). Subject to Section 5.1(a), the amendment of Schedule 2.1(a)(ii) and delivery of the Technology (and assignment of rights in such Technology) as set forth above shall be Purchaser’s sole remedy with respect to the omission of any such Technology from the Conveyed Assets.
     (c) If, after the Closing Date, Parent determines that any Registered IP owned by the Asset Selling Corporations on the Closing Date that should have been included in the Conveyed Assets because it complied with the definition of Registered IP set forth in Section 3.9(a) was not included in the Conveyed Assets at the Closing, or if Purchaser notifies Parent that any such Registered IP should have been included in the Conveyed Assets and the parties following good faith, reasonable discussions agree that such Registered IP should have been included in the Conveyed Assets, then, subject to Section 5.1(d), the parties shall promptly amend Schedule 2.1(a)(ii) and Schedule 3.9(a) to

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include such Registered IP and Parent shall assign any rights in such Registered IP to Purchaser and promptly deliver all applicable documentation and files in its possession or control relating to such Registered IP (in a manner consistent with the assignment and delivery at Closing). Subject to Section 5.1(a), the amendment of Schedule 2.1(a)(ii) as set forth above, assignment of ownership, and delivery of documentation and files shall be Purchaser’s sole remedy with respect to the omission of any such Registered IP from the Conveyed Assets.
     (d) If the amendment, assignment or delivery described in this Section 5.1 requires the release or waiver of Liens or restrictions encumbering the assets to be so assigned or delivered, Parent shall use its commercially reasonable efforts to obtain such release or waiver as soon as practicable, and such amendment, assignment and/or delivery shall occur promptly after such release or waiver is obtained.
     5.2 Purchaser’s Investigation; No Additional Representations. Purchaser acknowledges and agrees that, except as specifically set forth in Article 3 of this Agreement, Parent has not made and shall have no Liability for any representation or warranty, express or implied, in connection with the transactions contemplated by this Agreement, including any representation or warranty as to the accuracy or completeness of any information regarding the Conveyed Assets and/or the Asset Selling Corporations furnished to Purchaser or its representatives in connection with Purchaser’s due diligence review of the Conveyed Assets and/or the Asset Selling Corporations. Without limiting the generality of the foregoing, except as specifically set forth in Article 3 of this Agreement, neither Purchaser nor any Purchaser Indemnified Parties shall have any claim or right to recovery pursuant to Article 6 or otherwise, and none of Parent, the Seller Indemnified Parties or any other Person shall have or be subject to any liability to Purchaser, any of the Purchaser Indemnified Parties or any other person, with respect to (i) any information, documents or materials furnished, delivered or made available by the Asset Selling Corporations or their Affiliates, officers, directors, employees, agents or advisors to Purchaser or its Affiliates, in certain “data rooms,” management presentations or any other form in contemplation of the transactions contemplated hereby, including the confidential memoranda and/or other information prepared or delivered by Parent and any of its advisors, or (ii) any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Conveyed Assets or the future business, operations or affairs of the Conveyed Assets heretofore or hereafter delivered to or made available to Purchaser or its representatives or Affiliates.
     5.3 Bulk Transfer Laws. Purchaser acknowledges that the Asset Selling Corporations have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws and Purchaser waives the Asset Selling Corporations’ compliance with such Laws.
     5.4 Litigation Support. Purchaser and its Affiliates on the one hand and Parent and its Affiliates on the other hand will cooperate with each other in the defense or settlement of any lawsuit involving the Conveyed Assets for which they have responsibility by providing the other party and such other party’s legal counsel and other Persons reasonable access to then current employees, records, documents, data, equipment, facilities, products, parts, prototypes and other

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information regarding the Conveyed Assets or the status of material litigation issues as such other party may reasonably request, to the extent maintained or under the possession or control of the requested party. The parties shall use their reasonable best efforts to seek confidentiality agreements with respect to any settlements of such lawsuits if reasonably requested hereunder. The requesting party shall reimburse the other party for its reasonable expenses in performing its obligations under this Section 5.4.
     5.5 Tax Matters.
     (a) Notwithstanding any other provisions of this Agreement to the contrary, all transfer, documentary, recording, sales, use, registration, stamp, value-added and other similar Taxes (including all applicable real estate transfer Taxes, but excluding any Income Taxes) together with any notarial and registry fees and recording costs imposed by any Tax authority or other Governmental Authority in connection with the transfer of the Conveyed Assets will be shared equally between Purchaser and Parent, regardless of what Person is obligated to pay such Taxes under applicable Law. The parties and their respective Affiliates will cooperate in timely preparing and filing all Tax Returns that may be required to comply with Law relating to such Taxes. To the extent that one party claims any exemptions from any such Taxes (it being understood that each party shall claim any such exemptions available to it), such party shall provide to the other party the appropriate exemption certificates. For clarity, Purchaser shall be solely responsible for any and all fees associated with the recording of the assignment of the Purchased IP Rights in any national patent or trademark office.
     (b) The parties will make payments to each other to the extent necessary so that the Asset Selling Corporations shall bear the cost of personal property and other similar Taxes imposed on the Conveyed Assets which are due and payable during the Tax periods ending prior to or on the Closing Date (and, with respect to any Straddle Taxable Period, on a per diem basis up to and including the Closing Date) and Purchaser shall bear the cost of real property, personal property, and other similar Taxes imposed on the Conveyed Assets which are due and payable during Tax periods ending after the Closing Date (and, with respect to any Straddle Taxable Period, on a per diem basis following the Closing Date), such payments to be made as soon as practicable after the Closing in each case after the amount of such Taxes has been determined. For purposes of this Agreement, “Straddle Taxable Period” means any Taxable period beginning before the Closing Date and ending on or after the Closing Date.
     (c) Each of the parties and their Affiliates shall provide the other party with such information and records and make such of its officers, directors, employees and agents available as may reasonably be requested by such other party in connection with the preparation of any Tax Return or any audit or other proceeding that relates to the Conveyed Assets.
     5.6 Trademarks; Names. From and after the Closing, Purchaser shall not, and shall ensure that its employees and representatives do not, represent itself or themselves as Parent or as employees or representatives of any of the Asset Selling Corporations. Purchaser shall take appropriate action to remove, cease to use and/or cover the “American Medical Systems” name

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and logo, and those certain names, logos and marks listed on Schedule 1.1(a) hereto, from all materials (including invoices, packaging and other promotional material), signage, telephone listings, letterhead, and other similar materials and documentation used in connection with the Conveyed Assets. The Asset Selling Corporations shall take appropriate action to remove, cease to use and/or cover the “Ovion” name and logo from all of its materials (including invoices, packaging and other promotional material), signage, telephone listings, letterhead, and other similar materials and documentation.
     5.7 Non-Compete.
     (a) For a period of five (5) years from the Closing Date (the “Restricted Period”), Parent shall not, and shall cause its Affiliates not to, directly or indirectly, own, manage, operate, control or significantly participate in the ownership, management, operation, or control of any business endeavor engaged in the research, development, testing, manufacturing, marketing or selling of products in the field of permanent female sterilization (the “Restricted Business”).
     (b) For a period of four (4) years after the Restricted Period, Parent shall not, and shall cause its Affiliates not to, directly or indirectly, own, manage, operate, control or significantly participate in the ownership, management, operation, or control of any business endeavor engaged in the research, development, testing, manufacturing, marketing or selling of permanent female sterilization products consisting of a stent-like device delivered transcervically using a catheter.
     (c) Notwithstanding the foregoing, if at any time all or substantially all of Parent’s business is acquired by, sold, or otherwise transferred, regardless of the legal form of such transaction or series of transactions, the restrictions contained in this Section 5.7 shall not apply to or in any way restrict the purchaser or transferee, Parent or their respective Affiliates with respect to the products that such Person is researching, developing, testing, manufacturing, marketing or selling immediately prior to the consummation of the acquisition, sale or other transfer of Parent’s business; provided, however, that nothing in this Section 5.7 shall be interpreted as granting any Asset Selling Corporation or any successor entity a license in or to any of the Purchased IP Rights.
     5.8 Assignment and Assumption of the Settlement and License Agreement. Pursuant to Section 11.4 of the Settlement and License Agreement, Parent shall cause Ovion Inc. to assign its rights and delegate its duties under the Settlement and License Agreement to Purchaser, and the parties hereby agree that all rights to receive royalties, and other rights granted to Ovion Inc., a wholly-owned subsidiary of Parent, are hereby immediately and automatically terminated and of no further force or effect. Notwithstanding the foregoing, (a) the releases contained in Sections 4.1 and 4.2 of the Settlement and License Agreement are unaffected by this Section 5.8 and remain in full force and effect; and (b) Purchaser shall pay to Ovion Inc. at the Closing a royalty payment in the amount of Eight Hundred Sixty Six Thousand Dollars ($866,000) in cash (the “Royalty Payment”) by wire transfer of immediately available funds to an account or accounts designated by Parent. Ovion Inc.’s duties under the Settlement and License Agreement shall be Assumed Liabilities hereunder and the Settlement and License Agreement shall be an

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Assumed Contract hereunder. Parent, on its own behalf and on behalf of its Affiliates, expressly acknowledges and agrees that this Agreement (including Purchaser’s payment of the Royalty Payment at the Closing) satisfies any and all payment obligations of Purchaser under the Settlement and License Agreement, including any obligation of Purchaser to make any royalty payment for the period ended September 30, 2009. Parent, on its own behalf and on behalf of its Affiliates, hereby irrevocably, perpetually and forever releases and discharges Purchaser and its Affiliates from any and all claims and Liabilities of any nature, in each case whether known or unknown, arising out of the Settlement and License Agreement. Purchaser, on its own behalf and on behalf of its Affiliates, hereby irrevocably, perpetually and forever releases and discharges Parent and its Affiliates from any and all claims and Liabilities of any nature, in each case whether known or unknown, arising out of the Settlement and License Agreement. In connection with the foregoing, Parent and Purchaser, each on its own behalf and on behalf of its respective Affiliates, each expressly waives and relinquishes all rights and benefits, if any, arising under the provisions of Section 1542 of the California Civil Code, which provides as follows:
“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”
ARTICLE 6
SURVIVAL AND INDEMNIFICATION
     6.1 Survival. The representations and warranties contained in this Agreement shall survive the Closing until the date eighteen (18) months following the Closing Date, and no party may first raise a claim based thereon for any Losses (defined below) after the expiration of such eighteen (18)-month period not directly related to or arising out of a claim asserted by such party in writing and received by the other party prior to the expiration of such eighteen(18)-month period. Any breach of a representation or warranty in respect of which indemnity may be sought pursuant to the terms of this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if written notice, in the manner provided for herein, of the inaccuracy thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity is sought hereunder prior to such time.
     6.2 Indemnification by Purchaser.
     (a) Purchaser hereby agrees that it shall indemnify, defend (as provided herein) and hold harmless the Asset Selling Corporations, their Subsidiaries, Affiliates, and, if applicable, their respective directors, officers, shareholders, partners, attorneys, accountants, agents and employees and their heirs, successors and assigns (the “Seller Indemnified Parties”) from, against and in respect of any damages, claims, losses, charges, actions, suits, proceedings, deficiencies, interest, penalties, and reasonable costs and expenses (including reasonable attorneys’ and consultants’ fees) (collectively, “Losses”) imposed on, sustained, incurred or suffered by or asserted against any of the Seller Indemnified Parties by reason of (i) any breach of any representation or warranty made by Purchaser contained in this Agreement; (ii) the breach of any covenant or

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agreement of Purchaser contained in this Agreement; (iii) the Assumed Liabilities and (iv) the ownership of and activities involving the Conveyed Assets from and after the Closing.
     (b) Notwithstanding the provisions of this Article 6, Purchaser shall not be liable to the Seller Indemnified Parties for any Losses with respect to the matters contained in Section 6.2(a)(i) except to the extent the Losses therefrom exceed $470,000, in which event Purchaser shall be liable to the Seller Indemnified Parties for all such Losses in excess of such amount, up to an aggregate amount equal to $3,550,000; it being understood that (i) the foregoing limitations shall not apply to (x) Losses under Section 6.2(a)(ii), (iii) or (iv) or (y) Losses to the extent resulting from fraud and (ii) the cap for Losses arising from breaches of Section 4.2 shall be the Purchase Price instead of $3,550,000. In no event shall Purchaser be liable to the Seller Indemnified Parties for Losses exceeding, in the aggregate, the Purchase Price.
     6.3 Indemnification by Parent.
     (a) Parent hereby agrees that it shall indemnify, defend (as provided herein) and hold harmless Purchaser, its Affiliates and, if applicable, their respective directors, officers, shareholders, partners, attorneys, accountants, agents and employees and their heirs, successors and assigns (the “Purchaser Indemnified Parties” and, collectively with the Seller Indemnified Parties, the “Indemnified Parties”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by or asserted against any of the Purchaser Indemnified Parties by reason of (i) any breach of any representation or warranty made by Parent contained in this Agreement; (ii) the breach of any covenant or agreement of an Asset Selling Corporation made in this Agreement; and (iii) the Excluded Liabilities; provided, however, that, notwithstanding the foregoing, the Purchaser Indemnified Parties’ sole remedy with respect to the omission of any Technology or Registered IP from the Conveyed Assets shall be as set forth in Section 5.1.
     (b) Notwithstanding the provisions of this Article 6, Parent shall not be liable to the Purchaser Indemnified Parties for any Losses with respect to the matters contained in Section 6.3(a)(i) except to the extent the Losses therefrom exceed $470,000, in which event Parent shall be liable to the Purchaser Indemnified Parties for all such Losses in excess of such amount, up to an aggregate amount equal to $3,550,000; it being understood that (i) the foregoing limitations shall not apply to (x) Losses under Section 6.3(a)(ii) or (iii) or (y) Losses to the extent resulting from fraud and (ii) the cap for Losses arising from breaches of Sections 3.2(a) and 3.9(d) shall be the Purchase Price instead of $3,550,000. In no event shall Parent be liable to the Purchaser Indemnified Parties for Losses exceeding, in the aggregate, the Purchase Price.
     6.4 Indemnification Procedures. In the event that any claim or demand by a third party for which an indemnifying party, Parent or Purchaser, as the case may be (an “Indemnifying Party”), may be liable to any Indemnified Party hereunder (a “Claim”) is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall as promptly as practicable notify the Indemnifying Party in writing of such Claim and

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the amount or the estimated amount thereof and such notice shall state with reasonable specificity the basis, if known, under which the claim is made (the “Claim Notice”). The failure on the part of the Indemnified Party to give any such Claim Notice in a reasonably prompt manner shall not relieve the Indemnifying Party of any indemnification obligation hereunder unless, and only to the extent that, the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall have forty-five (45) days from the delivery of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (a) whether or not the Indemnifying Party disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such Claim and (b) whether or not it desires to defend the Indemnified Party against such Claim; any failure to so notify the Indemnified Party within such 45-day period shall be deemed an agreement that the Indemnified Party shall have the sole power to direct and control the defense of such Claim. Except as hereinafter provided, in the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense. Notwithstanding the foregoing, the Indemnified Party, during the period the Indemnifying Party is determining whether to elect to assume the defense of a matter covered by this Section 6.4, may take such reasonable actions as it deems necessary to preserve any and all rights with respect to the matter, without such actions being construed as a waiver of the Indemnified Party’s rights to defense and indemnification pursuant to this Agreement. The Indemnified Party shall not settle a Claim for which it is indemnified by the Indemnifying Party without the prior written consent of the Indemnifying Party, unless the Indemnifying Party elects not to defend the Indemnified Party against such Claim. In any event, the Indemnified Party shall have the sole right to defend, settle or compromise any Claim with respect to which it has agreed in writing to waive its right to indemnification pursuant to this Agreement with respect to attorneys’ and consultants’ fees and 50% of the amount of any settlement or judgment in connection with such Claim. To the extent the Indemnifying Party shall direct, control or participate in the defense or settlement of any third party Claim or demand, the Indemnified Party will give the Indemnifying Party and its counsel access to, during normal business hours, the relevant business records and other documents, and shall permit them to consult with the employees and counsel of the Indemnified Party. The Indemnified Party shall use its commercially reasonable best efforts in the defense of all claims hereunder. Any dispute regarding the obligation of a party hereto to indemnify, defend and hold harmless another party with respect to a claimed Loss shall be resolved by appropriate legal proceedings, which may remain pending during or after the defense of such claimed Loss. Notwithstanding any of the foregoing, with respect to any Claims regarding the ownership, validity, or scope of the Purchased IP Rights for which Purchaser seeks indemnification under this Agreement: (y) Purchaser shall control all correspondence with, and any legal or other proceedings before, any Governmental Authority (other than judicial authority), such as by way of example only, the United States Patent and Trademark Office, and Parent’s indemnification obligations in connection with such Claim shall be limited to 50% of the amount of attorneys’ and consultants’ fees incurred by Purchaser in such proceedings; and (z) in the course of Parent’s defense or settlement of such Claims by third parties with respect to which Parent is controlling the defense hereunder, Parent may not settle or compromise any Claim, or make any admission or stipulation, that affects the scope, validity, ownership, license or control of any Purchased IP Rights, without the specific prior written consent of Purchaser on a case-by-case basis, such

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consent not to be unreasonably conditioned, delayed or withheld; provided, that if Purchaser conditions or withholds consent, Purchaser shall assume control with respect to such Claim, and Parent’s indemnification obligations in connection with such Claim shall be limited to 50% of the amount of further attorneys’ and consultants’ fees incurred by Purchaser in such action and 50% of the amount of any settlement or judgment in connection with such Claim. In any event, the Indemnifying Party’s liability hereunder shall be subject to the limitations set forth in Sections 6.2(b) and 6.3(b).
     6.5 Exclusive Remedy; Limitation of Remedy. The parties agree that the sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement, except to the extent set forth in Sections 5.1 and 7.2, and the transactions contemplated hereby shall be pursuant to the indemnification provisions set forth in this Article 6, whether arising in contract, tort or otherwise.
     6.6 Characterization of Indemnification Payments. All amounts paid by Parent or Purchaser to the other under this Article 6 shall be treated for all Tax purposes as adjustments to the Purchase Price.
     6.7 Computation of Losses Subject to Indemnification. The amount of any Loss for which indemnification is provided under this Article 6 or otherwise in this Agreement shall be computed net of any insurance proceeds when actually received by the Indemnified Party (less its reasonable costs of enforcing the insurance) from the Indemnifying Party’s insurance carrier(s); provided that such indemnification amounts shall be paid when due pursuant to the terms hereof and the Indemnified Party, upon receipt of such proceeds, shall transfer to the Indemnifying Party the entire amount of such proceeds.
     6.8 Limitations on Liability. Notwithstanding any provision herein, neither Parent and/or any of the Asset Selling Corporations, on the one hand, nor Purchaser, on the other hand, shall in any event be liable to the other party or such party’s Affiliates, officers, directors, employees, stockholders, agents or representatives on account of any indemnification obligation set forth in this Article 6 for any indirect, consequential, special, incidental or punitive damages (including, lost profits, damage to goodwill or loss of business) except if held responsible for such by third parties.
     6.9 Mitigation. An Indemnified Party will use commercially reasonable efforts to mitigate the Losses to which it may become entitled to indemnification hereunder.
     6.10 Waiver of Conditions; Indemnity. The parties acknowledge and agree that if Purchaser has actual knowledge of any breach by Parent of any representation, warranty or covenant contained in this Agreement, and Purchaser proceeds with the Closing, Purchaser shall be deemed to have waived such breach and Purchaser and any and all of the Purchaser Indemnified Parties shall not be entitled to be indemnified by Parent under Section 6.3 above, to sue for damages or to assert any other right or remedy for losses arising from any matters relating to such breach, notwithstanding anything to the contrary contained in this Agreement or in any certificate delivered pursuant hereto.

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ARTICLE 7
MISCELLANEOUS
     7.1 Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by facsimile, provided that the facsimile is promptly confirmed by confirmation of transmission thereof, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:
     To Parent:
American Medical Systems, Inc.
10700 Bren Road West
Minnetonka, MN 55343
with separate copies thereof addressed to:
Attention: Chief Executive Officer
Facsimile: (952) 930-5737
and
Attention: Senior Vice President — Law Department
Facsimile: (952) 930-6496
     With a copy to:
Fredrikson & Byron, P.A.
200 South Sixth Street
Minneapolis, MN 55402-1425
Attn: James H. Snelson
Facsimile: (612) 492-7077
     To Purchaser:
Conceptus, Inc.
331 East Evelyn
Mountain View, CA 94041
Attn.: Greg Lichtwardt, Chief Financial Officer
Facsimile: (650) 691-4737

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     With a copy to:
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Attn: Ora T. Fisher, Esq.
Facsimile: (650) 463-2600
     A notice shall be deemed given on the day when actually delivered as provided above (if delivered personally, by courier or by facsimile) or on the day shown on the return receipt (if delivered by mail).
     7.2 Specific Performance. In the event of any breach by an Asset Selling Corporation of Sections 5.1 or 5.7 hereof, or any breach by either party of Sections 5.6 or 7.8 (or the control of defense provisions of Section 6.4) hereof, the breaching party, on behalf of itself and its Affiliates, hereby agrees that the non-breaching party may be irreparably harmed and unable to be made whole by monetary damages and that the non-breaching party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek specific performance of such provisions.
     7.3 Amendment; Waiver. Except as described in Section 6.10 above, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and Parent, or in the case of a waiver, by the party against whom the waiver is to be effective. Except as described in Section 6.10 above, no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
     7.4 Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto.
     7.5 Entire Agreement. This Agreement (including all Schedules and Exhibits hereto) contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement, which will remain in full force and effect with respect to any confidential information not included within the Conveyed Assets for the term provided for therein, and any written agreement of the parties that expressly provides that it is not superseded by this Agreement.
     7.6 Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.
     7.7 Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Except with respect to the Asset Selling Corporations, nothing in this Agreement, express or implied, is

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intended to confer upon any Person other than Purchaser, Parent, or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.
     7.8 Public Disclosure; Confidential Information.
          (a) Notwithstanding anything herein to the contrary, each of the parties to this Agreement hereby agrees with the other party hereto that no press release or similar public announcement or communication shall be made or caused to be made concerning the execution or performance of this Agreement unless the parties shall have agreed in advance as to the contents thereof, except as such release or announcement may be required by Law or the rules or regulations of any applicable United States securities exchange or Governmental Authority to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.
          (b) For purposes of this Section 7.8, “Confidential Information” means confidential information in the possession or control of an Asset Selling Corporation that relates to the Conveyed Assets, including technical, manufacturing or marketing information, ideas, methods, developments, inventions, improvements, business plans, trade secrets, scientific or statistical data, diagrams, drawings, specifications or other proprietary information relating thereto, together with all notes, analyses, compilations, forecasts, studies or other documents, records or data prepared by an Asset Selling Corporation or its directors, officers, employees, Affiliates, representatives (including attorneys, accountants, consultants, bankers and financial and other advisors) or agents (collectively, “Representatives”) which contain or otherwise reflect or are generated from such information. The term “Confidential Information” does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by an Asset Selling Corporation or its Representatives, or (ii) is or becomes available to an Asset Selling Corporation on a non-confidential basis from a source that is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, Purchaser or any other person with respect to such information.
          (c) Each Asset Selling Corporation shall treat all Confidential Information as confidential, preserve the confidentiality thereof and not disclose any Confidential Information, except in connection with the transactions contemplated hereby and by the Ancillary Agreements, or in connection with the exercise of rights or the satisfaction of obligations hereunder or thereunder. Each Asset Selling Corporation shall use all reasonable efforts to cause its Representatives to treat all Confidential Information as confidential, preserve the confidentiality thereof and not disclose any Confidential Information, as provided herein. Each Asset Selling Corporation shall be responsible for any breach of this Agreement by any of its Representatives. If, however, an Asset Selling Corporation is made aware that Confidential Information has been disclosed as prohibited

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herein by it or its Representatives, Parent shall immediately notify Purchaser in writing and take all reasonable steps required to prevent further disclosure.
     (d) If an Asset Selling Corporation or any of its Representatives is requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) or is required by operation of law to disclose any Confidential Information, Parent shall provide Purchaser with prompt written notice of such request or requirement, which notice shall, if practicable, be at least 48 hours prior to making such disclosure, so that Purchaser may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of such a waiver, an Asset Selling Corporation or any of its Representatives are nonetheless, in the opinion of counsel, legally compelled to disclose Confidential Information, then such Asset Selling Corporation may disclose that portion of the Confidential Information which such counsel advises is legally required to be disclosed, provided such Asset Selling Corporation uses its reasonable efforts to preserve the confidentiality of the Confidential Information, whereupon such disclosure shall not constitute a breach of this Agreement.
     7.9 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses.
     7.10 Schedules. The disclosure of any matter in any Schedule to this Agreement shall be deemed to be a disclosure for all purposes of this Agreement to which such matter could reasonably be expected to be pertinent, but shall expressly not be deemed to constitute an admission by any Asset Selling Corporation or Purchaser, or to otherwise imply, that any such matter is material for the purposes of this Agreement.
     7.11 Governing Law. This Agreement shall be governed by the laws of the State of New York, its rules of conflict of laws notwithstanding.
     7.12 Waiver of Jury Trial. Each party hereby waives its rights to a jury trial of any claim or cause of action based upon or arising out of or related to this Agreement or the subject matter hereof. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of the transactions contemplated hereby, including, contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. This Section 7.12 has been fully discussed by each of the parties and these provisions shall not be subject to any exceptions. Each party hereby further warrants and represents that such party has reviewed this waiver with its legal counsel and that such party knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and this waiver shall apply to any subsequent amendments, supplements or modifications to (or assignments of) this Agreement. In the event of litigation, this Agreement may be filed as a written consent to a trial (without a jury) by the court.

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     7.13 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. A facsimile or PDF signature of this Agreement shall be valid and have the same force and effect as a manually signed original.
     7.14 Headings. The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.
     7.15 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
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     IN WITNESS WHEREOF, the parties have executed or caused this Asset Purchase Agreement to be executed as of the date first written above.

PARENT:			PURCHASER:

American Medical Systems, Inc a Delaware corporation			Conceptus, Inc., a Delaware Corporation

By:	/s/ Anthony P. Bihl		By:	/s/ Mark M. Sieczkarek
	Name:	Anthony P. Bihl III		Name:	Mark M. Sieczkarek
	Title:	President & CEO		Title:	CEO / President